UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

819536103

(CUSIP Number)

Heng Fai Ambrose Chan

7 Temasek Boulevard #29-01B

Suntec Tower One

Singapore 038987

Telephone: 011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1.	Names of Reporting Persons. Mr. Heng Fai Ambrose Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,828,652
	8.	Shared Voting Power 125,743,632(2) (3)
	9.	Sole Dispositive Power 37,828,652
	10.	Shared Dispositive Power 125,743,632 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,572,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(4)
13.	Percent of Class Represented by Amount in Row (11) 43.47%(5)
14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D.

(2) Comprises (i) 119,104 shares held by Heng Fai Holdings Limited; (ii) 70,426,832 shares held by Alset Inc., (iii) 42,732,354 shares held by Alset International Limited, and (iv) 12,465,342 shares held by Global Biomedical Pte. Ltd.

(3) Mr. Heng Fai Ambrose Chan is: (i) the sole director and sole shareholder of Heng Fai Holdings Limited; (ii) the chief executive officer and chairman of the board of directors of Alset Inc.; (iii) the group chief executive officer of Alset International Limited; and (iv) the director of Global Biomedical Pte. Ltd. Accordingly, due to his interest in, and control over these entities, Mr. Chan indirectly holds beneficial interest in Issuer shares owned by such entities, and can exercise common control over the voting powers of these Issuer shares.

(4) Does not include the 24,821,089 Issuer shares held by DSS Inc. directly or indirectly through its subsidiary Decentralized Sharing Systems, Inc., the beneficial ownership of which shares are reported separately by DSS Inc.

(5) This percentage is calculated based upon 376,328,885 outstanding shares of the issuer i.e. Sharing Services Global Corporation as of date of issuance of the shares, May 4, 2023.

CUSIP No. 819536103

1.	Names of Reporting Persons. Heng Fai Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,104(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,104(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *%(3)
14.	Type of Reporting Person (See Instructions) CO

* less than 1%

(1) Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D.

(2) Mr. Heng Fai Ambrose Chan is the sole director and sole shareholder of Heng Fai Holdings Limited, accordingly, due to his interest in, and control over Heng Fai Holdings Limited, Mr. Chan indirectly holds beneficial interest in Issuer shares owned by Heng Fai Holdings Limited, and can exercise common control over the voting powers of these Issuer shares.

(3) This percentage is calculated based upon 376,328,885 outstanding shares of the issuer i.e. Sharing Services Global Corporation as of date of issuance of the shares, May 4, 2023.

CUSIP No. 819536103

1.	Names of Reporting Persons. Alset Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 125,624,528(2) (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125,624,528 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,624,528 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.38%(4)
14.	Type of Reporting Person (See Instructions) CO

(1) Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D.

(2) Comprises (i) 70,426,832 shares held by Alset Inc., (ii) 42,732,354 shares held by Alset International Limited, and (iii) 12,465,342 shares held by Global Biomedical Pte. Ltd.

(3) Alset Inc. has voting and dispositive control over Alset International Limited and Global Biomedical Pte. Ltd.

(4) This percentage is calculated based upon 376,328,885 outstanding shares of the issuer i.e. Sharing Services Global Corporation as of date of issuance of the shares, May 4, 2023.

CUSIP No. 819536103

1.	Names of Reporting Persons. Alset International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,197,696(2) (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,197,696 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,197,696 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.67%(4)
14.	Type of Reporting Person (See Instructions) CO

(1) Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D.

(2) Comprises (i) 42,732,354 shares held by Alset International Limited, and (ii) 12,465,342 shares held by Global Biomedical Pte. Ltd.

(3) Alset International Limited has voting and dispositive control over Global Biomedical Pte. Ltd.

(4) This percentage is calculated based upon 376,328,885 outstanding shares of the issuer i.e. Sharing Services Global Corporation as of date of issuance of the shares, May 4, 2023.

CUSIP No. 819536103

1.	Names of Reporting Persons. Global Biomedical Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒(1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,465,342
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,465,342

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,465,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.31%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D.

(2) This percentage is calculated based upon 376,328,885 outstanding shares of the issuer i.e. Sharing Services Global Corporation as of date of issuance of the shares, May 4, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”) of Sharing Services Global Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5200 Tennyson Pkwy, suite 400, Plano Texas 75024.

Item 2. Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Mr. Heng Fai Ambrose Chan, a citizen of the Republic of Singapore. Mr. Chan’s principal business address is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

ii.	Heng Fai Holdings Limited, a Hong Kong company. Heng Fai Holdings’ principal business address is 7/Floor, Skyway Centre, 23 Queen’s Road West, Sheung Wan, Hong Kong.

iii.	Alset Inc., a Texas corporation. Alset Inc.’s principal place of business address is 4800 Montgomery Lane, Suite 210, Bethesda, MD, 20814.

iv.	Alset International Limited, a Republic of Singapore company. Alset International Limited’s principal place of business address is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

v.	Global Biomedical Pte. Ltd., a Republic of Singapore Company. Global Biomedical Pte. Ltd.’s principal place of business is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

On May 4, 2023, DSS, Inc. and Decentralized Sharing Systems, Inc. distributed 280,528,500 shares held of SHRG to the shareholders of DSS, Inc. in connection with the Form S-1 (file no. 333-271184) initially filed with the Securities and Exchange Commission on April 7, 2023 and declared effective on April 25, 2023. Pursuant to such distribution to shareholders of DSS, Inc., the Reporting Persons acquired an aggregate of 163,572,284 shares of Common Stock of the Issuer.

Mr. Heng Fai Ambrose Chan (“Mr. Chan”) serves on, and is the Chairman of, the Issuer’s board of directors, Mr. Chan is also: (i) the sole Director and sole Shareholder of Heng Fai Holdings Limited; (ii) the Chief Executive Officer and Chairman of the board of directors of Alset Inc.; (iii) the Group Chief Executive Officer of Alset International Limited; and (iv) the Director of Global Biomedical Pte. Ltd. Accordingly, due to his interest in, and control over these entities, Mr. Chan indirectly holds beneficial interest in Issuer shares owned by such entities, and can exercise common control over the voting powers of these Issuer shares.

The Reporting Persons, either directly or indirectly through Mr. Chan, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing of the shares of Common Stock or other securities of the Issuer; (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional securities of the Issuer through open market transactions, privately negotiated transactions or other methods.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Chan in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 376,328,885 shares of Common Stock outstanding as of May 4, 2023, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6. Other than the relationship as set out in Item 4 hereof, there are no other contracts, arrangements, understandings or relationships with respect to the Issuer’s securities, among the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement dated May 23, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2023

/s/ Heng Fai Ambrose Chan
HENG FAI AMBROSE CHAN

HENG FAI HOLDINGS LIMITED

By:	/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan Director
ALSET INC.

By:	/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan Executive Chairman

ALSET INTERNATIONAL LIMITED

By:	/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan Executive Chairman

GLOBAL BIOMEDICAL PTE. LTD.

By:	/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan Director